FleetCor Technologies, Inc. (FLT)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
FleetCor Shareholder since 2016

Vote for Proposal 6 to improve our limited right to call a special shareholder meeting and against Proposal 5 which promotes a useless right for shareholder action by written consent

FleetCor shareholders clearly believe that shareholders need a greater right to act between annual meetings.

Evidence of this is that FleetCor shareholders gave impressive 58% support to a 2021 shareholder proposal for a genuine shareholder right to act by written consent in spite of management resistance.

In response to our 58% vote the FleetCor Board is proposing a useless version of a shareholder right to act by written consent. It is so useless that any group of shareholders in their right mind, who see a need to act between annual shareholder meetings, would completely bypass the so-called right in Proposal 5 to act by written consent and focus their efforts on calling for a special shareholder meeting.

The Board’s statement, that tries to explain its promotion of the useless Proposal 5, provides no scenario where shareholders in their right mind would chose to act between annual meetings by using Proposal 5 instead of the existing limited shareholder right to call for a special shareholder meeting.

The responsibility for the pending useless Proposal 5 is Ms. Hala Moddelmog, our director from the world of nonprofits, who chairs the governance committee. Shareholders can thus consider whether Ms. Moddelmog deserves a vigorous against vote.

The only thing worse than having no right is to think that you have a right and then discover that it is best to bypass such a right altogether because there is already a more effect avenue in calling for a special shareholder meeting. Proposal 5 simply clutters our bylaws with a right that would never be used.

Vote for Proposal 6 and against Proposal 5 and consider a vote against Ms. Hala Moddelmog

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.